
CAROSH
COMPLIANCE SOLUTIONS
HIPAA
COMPLIANT

INVEST IN **CAROSH COMPLIANCE SOLUTIONS**

The most efficient and cost-effective HIPAA compliance programs.

LEAD INVESTOR

Mindi Knebel Founder & CEO, Kaizen Health

As the founder of a medical transport company, I recognize the importance of HIPAA and the need to address the challenges of implementing and maintaining a HIPAA privacy and security program. One that will keep patient information safe and protect my company from the ramifications of a breach of HIPAA regulated information. Coming out of the startup world, I have also experienced the challenges of implementing a HIPAA compliance program that will pass regulatory scrutiny with both limited financial resources and constrained human resources. Carosh's HIPAA Express® and HIPAA Suite® offerings provide a solution to the needs I've personally experienced in my Company. Adding Carosh's money back and quality guarantees the Carosh solutions are ideal for their targeted market. I have known Roger for over 7 years both personally and professionally. Given his background in Healthcare, IT, operations, and private equity I believe Roger has positioned Carosh and his team to successfully execute on their vision, a vision to provide a high level of professional HIPAA compliance solutions accessible to their target market; the small and midsized practice and their business associates and rural and critical access hospitals in a manner that will be accessible within the financial and human resource constraints of this client base. Finally, having experienced Roger's passion and integrity, I'm convinced he will not rest until this technology is deployed to help thousands of practices' in their efforts to achieve HIPAA compliance, and will shepherd his investor funds as if they were his own.

Invested $25,000 this round

carosh.com Crown Point IN Technology B2B Healthcare SaaS

Highlights

1. We have a 15 year track record in business with a 92% client retention rate.

2. We developed a standardized HIPAA compliance program that is both thorough and affordable.

3. We developed a custom compliance platform to manage all aspects of HIPAA compliance.

4. We also provide a full range of custom HIPAA compliance programs.

5. Products & services are designed for seamless cross & up sell opportunities for revenue enhancements

6. Find out more about one of our top products at https://carosh.com/hipaa-compliance-workshop/

Our Team



Roger Shindell Founder & CEO MS, CHPS, CISA, CIPM

A recognized industry expert Roger, has more than 50 years of multidisciplinary experience in compliance, health care, operations & information technology as an advisor to and principal in a number of health care, technology and service companies.

> The vast majority of providers, particularly small and midsized practices, don't have the knowledge to effectively implement a HIPAA compliance program that will pass regulatory scrutiny. Our goal is to provide the knowledge and tools to address this knowledge gap with solutions tailored specifically to the needs of the individual provider.



Stephanie Lathrop COO, SHRM-CP, CHPC

Stephanie came to Carosh Compliance Solutions in 2018 with 10 years of experience in HIPAA compliance, accounting/tax and entrepreneurial experience, buying her first business when she was 21 years old.



Robert O'Meara Chief Developer and Project Manager

With 30 years of senior software development and project management experience, primarily with GE Health. Robert is responsible for all development (both coding and managing engineers) of Carosh's software HIPAA Suite®.



Jeremy Schaller Chief Revenue Officer

As a seasoned CRO Jeremy specializes in implementing full cycle revenue generating systems. Prior to joining Carosh, Jeremy, as CRO built, in 24 months, a floundering start-up into a 7-figure annual revenue company, launching them into the INC 5000



Greg Rakas Chief Business Development Officer

Prior to joining Carosh, Greg was the early-stage sales lead for several successful Healthcare startups (ZocDoc, Health iPASS, Pearl Health, & ShiftMed) in both growth and management. He brings over 20 years of sales leadership to Carosh

Bill Huston Crowdfunding Strategy Consultant

Inc. Magazine Top 19 Global Crowdfunding Expert

Pitch


CAROSH
COMPLIANCE SOLUTIONS
New Assessment
Data Privacy and Security
Protecting Patients and Protecting Practices
Since 2011




03:15

See our new promotional video

Carosh Compliance Solutions is revitalizing medical data privacy and security for the 21st century. Our proprietary software driven workshops allow medical practices and their vendors to achieve HIPAA compliance in the most efficient and economical way available.


Patient information is at risk
96% of practices have at least 1 breach every 24 months.
46% have 5 or more!
In the last 10 years 70% of Americans were impacted by a healthcare breach
50% of these individuals, who's information was disclosed, suffered embarrassment or financial harm
69% of patients do not trust their provider's efforts to keep their information private safe and secure
57% of patients say they are concerned about the privacy protections implemented by their provider
67% of patients say they would change providers if they found their PHI was not adequately protected
CAROSH

Even today over 80% of practices do not comply with the minimum requirements of HIPAA compliance exposing the practice to both fines and penalties along with lost revenue. The patient will incur enormous costs from breaches, both financial and the time required to remediate the loss of privacy of their medical and financial information. It is estimated that the patients will spend over 200 hours repairing the damage from a breach of their medical information. Is it any wonder that more and more patients are choosing to leave providers that do not adequately protect their information?


So, what does that mean?
To the practice:
Fines and penalties for breaches start at $50,000
Total cost of a breach $330,000
Lost business accounts for 38% of the total cost of a breach or $126,000
To the patient:
Bills for medical services not received,
Attempts to collect unpaid medical for "phantom services"
Medical collection notices on credit reports for unpaid "phantom services" ,
Erroneous listings of office visits or treatments on their Explanation Of Benefits (EOB)


MEDICAL IDENTITY THEFT
SIGNS YOU'RE A VICTIM:
1. You get a bill you don't owe
• Out-of-pocket costs of averaging $1,343, to remediate effects of a breach
• Over six months and 200 hours of work to remediate the breach.
CAROSH
COMPLIANCE SOLUTIONS

While most practices focus on the fines and penalties they may incur from a breach, the more costly cost is from reputational harm resulting in lost patients and referrals drying up. The status quo of medical privacy and security is failing.


Carosh Compliance Solutions is enormously successful
$2.05 M
7-year Cumulative Revenue
Through May 31
Overall, I Am Very Satisfied With Carosh Compliance Solutions
14%
86%
Five Stars
Four Stars
Three Stars
Two Stars
One Star
Carosh Project Personnel Act In My Best Interest
11%
89%
Five Stars
Four Stars
Three Stars
Two Stars
One Star
7 Years
Median Client Retention Rate
CAROSH
COMPLIANCE SOLUTIONS

Carosh's HIPAA Express® and HIPAA Suite® have already achieved extraordinary results generating an enviable client retention rate and client satisfaction scores while generating a stable and growing revenue base.


Carosh's clients represent a wide range of verticals
Community Health Centers & Public Health
Counties & Behavioral Health Regions
Data Storage & Destruction Firms
Health Insurance Agencies & Pharmacies
Software Firms & Medical Web Portals
Home Health, Hospice, Residential & Wound Care
Physicians, Dentists and Chiropractors
twopoint
Sipi
metasense
nerdio
Lenovo
FONEMED
PANORAMIC
Esperanza
CROSS
GIBSON
ADVANCED
CAROSH
COMPLIANCE SOLUTIONS

Starting with our initial client Lenovo computers in Morrisville, NC, Carosh has built a portfolio of clients across its target industry verticals.


Carosh solutions are tailored
to our client's needs
HIPAA SUITE
HIPAA Express®
2-day workshop
Compliance Guaranteed
HIPAA Suite®
State of the art
compliance management
platform
Custom Consulting
3 levels designed for
specific practice needs
CAROSH

Harnessing our experience across the field, experience in software development, consulting and healthcare, Carosh has built a portfolio of product and service offerings that uniquely address the specific needs of our clients.


Carosh's Offerings
Are scalable and optimized for cross-sell and up-sell opportunities
HIPAA Express®
The journey starts with the 2-day **HIPAA Express®** workshop
Custom Consulting
With a new and deeper understanding of the requirements for compliance up-sell opportunities naturally present themselves
HIPAA Suite®
Where clients use **HIPAA Suite®** To achieve compliance
CAROSH

Each of our service and product offerings are designed to allow our clients to journey on a path to compliance that meets their specific needs and resource availability. Our on-demand access to our products and services reduces the disruption of the organizations practice, letting them focus on managing their practice instead of experiencing frustration attempting to achieve compliance.




are designed to make compliance
efficient and affordable
Efficient implementation
HIPAA Express ® 2-day workshops plus 6 additional hours to customize policies, procedures and safeguards, along with quarterly 15-minute trainings guarantees compliance
Wide selection
HIPAA Express can be attended to accommodate the time constraints of participants, including face-to-face and remote attendance.
Sustainability
HIPAA Suite's ® user friendly design provides all the tools required to manage HIPAA compliance
CAROSH

How the Carosh System works:

1. The practice attends a 2-day HIPAA Express® workshop where they are guided through the compliance process. Using our HIPAA Suite® platform each attendee leaves the HIPAA Express® workshop with a fully completed security and privacy risk assessment and their related remediation plans. Having experienced HIPAA Suite® during the workshop, each participant has been fully trained in the use of this industry leading platform.

2. After the HIPAA Express® workshop, the attendee attends six 1-hour sessions to customize policies, procedures and safeguards. The attendee and their staff also complete 10-15 minute quarterly trainings that comply with the training requirements of the HIPAA regulations.

3. After completing this requirements, the HIPAA Express® attendee is positioned to maintain their compliance. To incentivize this ongoing compliance, Carosh provides both on-going guidance AND a $100,000 guarantee.


Carosh's HIPAA Suite®
can power compliance no matter the size
or function of the user
HIPAA Suite® can be configured to optimize use by
Sole practitioners
small to mid sized independent practices
Multi departmental organizations
Multi location organizations
Holding companies
HIPAA SUITE

Carosh's HIPAA Suite® has been designed for flexibility for a variety of organizational uses. From the sole practitioner to a holding company managing a portfolio of practices, HIPAA Suite® delivers unparalleled features and functionality at a price point which provides exceptional value to the user.


Our team has over 45 years in healthcare, technology and auditing,
with 20 years in HIPAA compliance.
Our CEO has participated in raising over $5.1 in private equity for previous ventures.
Growing companies to $41M exits
Roger Shindell
MS, CHPS, CISA, CIPM
President & Chief
Executive Officer
Stephanie Lathrop
SHRM-CP, CHPC
Chief Operations
Officer
Greg Rakas
Chief Business
Development Officer
CAROSH


Our team has over 45 years in healthcare, technology and auditing,
with 20 years in HIPAA compliance.
Our CEO has participated in raising over $5.1 in private equity for previous ventures.
Growing companies to $41M exits
Jeremy Schaller
Chief Revenue Officer
Robert O'Meara
MS- Computer Science
Chief Technology Officer
CAROSH

Our leadership has a long history of solving challenging technical and operational problems and building industry-creating software solutions in healthcare. Additionally, the team has significant operating experience in healthcare startups, as well as HR, and private equity.




Carosh operates in a fragmented cottage industry
Currently there are no major established players in the middle market
Carosh's service offerings are unique in the industry. Designed by industry recognized experienced and expert practitioners
Competition consists primarily of sole generalists where HIPAA is NOT their primary focus
CAROSH

As has historically been true in much of healthcare, Carosh operated in a fragmented and "cottage" industry. As such no major player has emerged, particularly in the "small" to "middle" sectors of the industry. As privacy and security become more "top of mind" for healthcare organizations, and regulatory changes occur in the industry, management believe that over the next 36 to 48 months, several firms will emerge as recognized industry leaders, and an industry consolidation will begin. Carosh will be well positioned to either grow as one of these industry leaders, or as an attractive acquisition candidate. Either scenario will generate attractive returns to our investors.

Along with a near term industry consolidation, Carosh operates in a growing market both for HIPAA compliance software and services, but also an expansion of the more generalized market of personal protected information, both domestically and internationally.


We have plans to scale nationally with our HIPAA Express® workshops
Current Client Distribution
CAROSH

Leveraging from our current client distribution across several states, we'll more

than double our revenue each year as we scale our sales and marketing efforts (*not guaranteed*). The infrastructure for this annual doubling is already in place.


Where we've been, Where we are
2022 (June)
HIPAA Suite® Ver 2.0 launched,
New Marketing Campaigns Launched – Geo-fencing, Video campaign.
2020
HIPAA Suite® Ver 2.0 launched, reaches annual revenue in excess of $350,000
2018
HIPAA Suite® Ver 1.0 launched
2016
HIPAA Suite® beta launched
2013
First client and revenue
2011
Carosh Compliance Solutions organized
CAROSH

Since its inception, we have strived to move the company forward with bi-annual achievements positioning us to accelerate our growth, with a well established and proven infrastructure.


Carosh's Goal is to reach $5 M in annual sales by 2025 (and then the sky is the limit)
41.8% Revenue from HIPAA Express®
7.8% Revenue from Custom Consulting
50.5% Revenue from HIPAA Suite®
Numbers to achieve goals
Client Acquisition Cost – 20%
Lifetime value of a client - $32,900
Annual Renewal rate – exceed 85%
Gross Margin – 72.5%
EBIT – 50.3%
CAROSH

Forward looking projections cannot be guaranteed.

As we scale HIPAA Express® and HIPAA Suite® to more practices and their vendors across the nation, HIPAA Express® and HIPAA Suite® will generate the majority of our revenue. As we transition into these products and services, we will be able to scale at a rate outpacing the needs for additional professional personnel.


Leveraging off our stable multi-year revenue we are on track to reach our goal of $9M in revenue per annum by 2025
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2022
2023
2024
2025
Workshops
Software
Consulting
NOTE: Forward looking projections cannot be guaranteed
CAROSH

With our infrastructure in place, all we lack is sales and marketing personnel. The addition of these resources will allow us to fully utilize our infrastructure more efficiently resulting in not only achieving our revenue goals, but at higher, then current, margins.


The transition to a software and workshop business and the addition of a value-added reseller channel will accelerate our growth
Existing
HIPAA Suite® and HIPAA Express in the market and generating revenue
New
Launch New Marketing and Salles Campaigns
Soon
Scale operations and launch channel partner program
Future
Revenue comes from expanded sales and marketing efforts and a 95% year-over-year client retention
CAROSH

Forward looking projections cannot be guaranteed.

Establishing a value-added reseller channel will fit into our ability to scale revenue in excess of personnel requirements..


Use of Funds
Cost of raise
7.5%
Use of Funds
10%
7%
20%
24%


Sales and Marketing
Hire Chief Sales Officer - 6 months of salary
24%
Outsourced Chief Marketing Officer
10%
Additional marketing initiatives
29%
Launch Rev 2 of HIPAA Suite
20%
Funds in Reserve
10%
10%
29%
Cost of raise
Sales and Marketing Hire Chief Sales Officer - 6 months of salary
Sales and Marketing Outsourced Chief Marketing Officer
Sales and Marketing Additional inititatives
Launch Rev 2 of HIPAA Suite
Funds in Reserve
CAROSH

More than half, 63% of our funds raised will go to sales and marketing initiatives. An additional 20% of the funds raised will go to the launch of HIPAA Suite® as a stand-alone product.



Investment Terms

Carosh is seeking to raise $250,000 under the following terms

- A 3-year convertible note
  - Earning 3.5% annually
  - Convertible into 12% of the Company[1]
- The first $67,000 of investments will receive a 20% premium
- Additional investments will receive

Level	Investment	
1	$250	6-week Policy & Procedure Customization Series$1,750
2	$1,750	HIPAA® Express Workshop
3	$2,100	1 Year, 3 seat license of HIPAA® Suite
4	$3,400	Package of HIPAA Suite® and HIPAA Express® - Level 2 and 3
5	$3,675	1 year of HIPAA Support
6	$5,000	Package of HIPAA Suite®, HIPAA Express® , and HIPAA Support
7	$10,000	$12,000 Credit towards any other Carosh services

[1]the investment is using a Special Purpose Vehicle, Wefunder Advisors LLC

CAROSH

We are offering 2 levels of premiums to our investors. The first $67,000 of investment funds will receive a 20% premium on their investment. Other investors will receive, with the investment, a premium consisting of a package of Carosh products and services. These service packages are transferable from the investor to any organization in need of the services.